Exhibit 99.2

TEEKAY OFFSHORE PARTNERS

Q4-2015 EARNINGS AND BUSINESS OUTLOOK PRESENTATION

February 18, 2016

Forward Looking Statements

This presentation contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: expected growth in global oil demand, declines in production from conventional oilfields and an increasing role to be played by deepwater oil exploration and production; the number of FPSO projects expected to be awarded in future, deflation in field development and production costs and a preference of oil companies for lower cost and quick-to-market solutions; global increases in the utilization of shuttle tankers and the tightness of their supply; the Partnership’s use of internally generated cash flows to contribute to the funding of growth projects; the impact of cash distribution reductions on the Partnership’s financial position; the potential for future cash distribution changes; the pending sale of the Kilimanjaro Spirit and Fuji Spirit, including the impact on future liquidity; the stability and growth of the Partnership’s future cash flows; the Partnership’s expected fixed future revenues and weighted average remaining contract lengths; the impact of growth projects on the Partnership’s future distributable cash flow per unit; the expected redelivery date and potential redeployment of the Varg FPSO; the timing of newbuilding, conversion and upgrade vessel or offshore unit deliveries and commencement of their respective charter contracts; future employment of newbuilding assets and future redeployment of existing assets onto new contracts; implementing cost saving initiatives; and addressing the Partnership’s future funding needs through debt and hybrid financings, asset divestments, sale leasebacks, deferral of shipyard deliveries and CAPEX payments. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: vessel operations and oil production volumes; significant changes in oil prices; variations in expected levels of field maintenance; increased operating expenses; different-than-expected levels of oil production in the North Sea, Brazil and East Coast of Canada offshore fields; potential early termination of contracts; shipyard delivery or vessel conversion and upgrade delays and cost overruns; changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth; delays in the commencement of charter contracts; potential delays in the sale of the Kilimanjaro Spirit and Fuji Spirit; the Partnership’s ability to raise adequate financing for existing growth projects, refinance future debt maturities, and meet other financing requirements; the Partnership’s ability to negotiate and conclude on asset divestments, sale leasebacks, deferral of shipyard deliveries and CAPEX payments; failure by the Partnership to secure a contract for the Varg FPSO; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2014 and Form 6-K for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Recent Highlights

Generated CFVO* of $172.9 million in Q4-15, an increase of 19% from Q3-15

Generated DCF* of $67.0 million in Q4-15, an increase of 14% from Q3-15

Temporarily reduced quarterly cash distributions to $0.11 per unit in December 2015 (previously $0.56 per unit)

Reallocating internally generated cash flows to fund profitable growth projects, resulting in higher DCF per LP unit in the future

Completed the sale of two conventional tankers and agreed to sell and charter back the two remaining conventional tankers, creating approx. $60 million of liquidity

Continued to operate with high uptime and fleet utilization, generating stable cash flows

* Cash Flow from Vessel Operations (CFVO) and Distributable Cash Flow (DCF) are non-GAAP measures. Please see Teekay Offshore’s Q4-15 earnings release for descriptions and reconciliations of these non-GAAP measures.

2015 in Review

Financial

Continued to generate stable and growing cash flows with significant CFVO and DCF growth in 2015

Raised $2.4 billion of debt and equity financings in 2015 Commercial and Operational

Completed $1.7 billion of growth projects in 2015

Acquisition of the Knarr FPSO, TOO’s largest acquisition to date

TOO’s first unit for maintenance and safety, Arendal

Spirit, commenced its 3-year charter contract

Acquisition of six long-distance towing and offshore installation vessels

Signed strategic East Coast Canada contract and TOO is now the sole supplier of shuttle tanker services for the region

High uptime and fleet utilization in all business segments

Strong safety and key performance indicators

2014/2015 CFVO and DCF

700

600 +25%

500

Millions 400

300

USD +31%

200

100

-

CFVO DCF

2014 2015

Diversified Portfolio of Forward Revenues

Forward Revenues from Existing Operations by Segment[1]

Forward Revenues from Growth Projects by Segment[1]


53%
$5.2B
Total Forward Fee-Based Revenues (excluding extension options)
37%
7%
3%
57%
$2.6B
Total Forward Fee-Based Revenues (excluding extension options)
35%
8%
FPSO
Shuttle Tankers
FSO
UMS

Average Remaining Contract Length by Segment[1]


5.3 years
4.9 years
4.9 years
2.5 years

- Increased focus on maximizing cash flows from existing assets
  - Cost management and fleet efficiencies
  - Recontract and/or extend existing contracts
- Execute on committed growth projects
  - Ensure projects are delivered on-time and on-budget
  - Secure charter contract for second UMS newbuild and build book of contracts for towage newbuilds

[1] As at January 1, 2016

5

TOO’s CFVO Continues to Grow

Proportionally Consolidated Estimated Run-Rate CFVO

$950

$850

$750

Millions $650 $550

USD $450

In

$350

$250

$150

2015 Run-Rate OPEX and G&A Navion Saga Varg Contract Four ALP Petrojarl I Gina Krog Libra (50% Two ECC 2017 Run-Rate CFVO (1) Savings Layup and Termination Newbuilding Delivery (2H- Delivery (1H- interest) Shuttle Tanker CFVO (4) Initiatives Assumed 2016 (2H-2016) Deliveries 2016) 2017) Delivery (1H- Deliveries (2H-Vessel Sales (2016) (3) 2017) 2017) (2)

Annualized Increase Annualized Decrease

1 Annualized for Knarr FPSO and Arendal Spirit deliveries, Navigator Spirit and SPT Explorer sales and shuttle tanker contract expirations during 2015

2 Assumes vessel sales: Fuji Spirit (committed), Kilimanjaro Spirit (committed) and Navion Europa

3 Assumes ALP vessels chartered at current market rates

4 Excludes 1 East Coast Canada (ECC) shuttle tanker newbuilding delivering in early 2018 and 2 unchartered UMS units

2016 / 2017 Cash Flow Forecast

A significant portion of funding needs met with retained cash flows and committed financings

Estimated Sources and Uses of Cash

1,600

1,400

1,200

1,000

800

600

400

200

0

Remaining Funding Requirement: approx.$250M

Commited Asset Sales

CFVO, including Dividends from JVs

Bank Debt Financings in Process

Committed Debt Financings for CAPEX

Bond maturities

Debt and Equity Service (1)

Bank Debt Maturities

Capex (2)

Sources Uses 2016

Remaining Funding Requirement: approx.$90M

CFVO, including Dividends from JVs

In Process and Anticipated bank Debt Financings

Bond Maturities

Debt and Equity Service (1)

Capex (2)

Sources Uses 2017

1 Defined as Net Interest Expense (excludes any interest rate swap terminations), Scheduled Debt Repayments and Revolver Amortizations, and current Distributions to equity holders

2 Includes gross CAPEX, assumed Libra put option exercised in 1H-2016 and equity investment in Joint Venture

Alternatives to Address Remaining Funding Requirement

Additional debt financings

o Secured debt on under-levered and unmortgaged assets o Unsecured bonds

Sale-leasebacks

Asset divestitures

o Sell minority equity stakes in on-the-water assets and growth projects o Asset sales

Defer shipyard deliveries and CAPEX payments

Hybrid equity securities

Business Strategy Update

Shifting from growth to execution

• Pivot Business Development Strategy

In light of current macro environment, new business development is focused on extending contracts and redeploying existing assets

No new organic growth projects

• Project Management and Execution

Execute existing growth pipeline, on time and on budget

• Seek Efficiencies, While Maintaining High HSEQ Standards

Increasing relevance to customers by working together to reduce production costs and find efficiencies

Implement various cost saving initiatives

Demand for Oil will Drive New Field Development

Offshore and deepwater will continue to play a key role going forward

0 20 40 60 80 100 120

Biofuels Other NGLs Tight oil Oil Sands Deepwater New conventional crude and condensate development

Developed conventional crude and condensate

Global oil demand is expected to grow significantly in the future due to the needs of a growing global middle class

Production from existing conventional oilfields is expected to decline by two thirds by 2040, spurring the need for new sources of production

Deepwater will play an important part, with production expected to increase by ~70% from 2014 levels to 10 mb/d by 2040 (CAGR of 2.1%)

Source: ExxonMobil

Medium-Term FPSO Opportunities

Project awards expected to increase as oil market recovers

There are currently 55+ potential FPSO projects in the North Sea and Brazil

A number of these projects are expected to be awarded once oil market conditions improve

Oil price cost break-even decreasing rapidly due to deflation in field development and production costs

Oil companies will prefer lower cost and quick-to-market solutions

TOO’s FPSO units represent cost-effective, quick-to-market solutions compared to newbuildings

Teekay Offshore’s Core Regions

15+ potential FPSO

projects

40+ potential FPSO

projects

Current FPSO Fleet Contract Status

FPSO Unit

Petrojarl Varg

Cidade de Rio das Ostras Voyageur Spirit Piranema Spirit Cidade de Itajai (50%) Petrojarl Knarr Petrojarl I (Upgrade) Libra (Conversion) (50%)

2016 2017 2018 2019 2020 2021 2022 2023

Repsol Petrobras E.On / Premier Oil

Petrobras Out to 2029 Petrobras Out to 2028 BG / Shell Firm Period out to 2025; Options out to 2040 QGEP

Petrobras / Total / Shell / CNPC / CNOOC Out to 2029

Firm Period Option Period

FPSO operating fleet produces at an average cost of approximately $11 per barrel*

* Excludes the Petrojarl Varg FPSO. 12

Future Plan for Varg FPSO

Cost-effective, quick-to-market solution

Currently expected to leave Varg field in August 2016, after receiving termination notice from charterer citing field being uneconomical at 6,000 bbls/day of oil production at current oil price (hardship termination right is specific to Varg FPSO contract)

Represents ~ 7% of TOO’s expected 2016 CFVO

Attractive asset

? Meets strict Norwegian standards (NORSOK)

? Capacity: oil production of 57,000 bbls /day (total liquidity capacity 82,000 bbls/day)

In discussions on various redeployment opportunities in the

North Sea

TOO has leading FPSO market position in the North Sea

Petrojarl I Redeployment Case Study

Redeployed 10 times in its lifetime

Petrojarl I FPSO scheduled to commence new 5-year contract in Q3-2016

Fully built-up cost of ~$250 million (includes upgrade costs to extend useful life by 15 years)

Expected to generate CFVO of ~$50 million per annum

Early Production System (EPS) unit with potential to be permanent solution for further field development

NORSOK compliant unit with flexibility to operate in other regions

Operated on 10 different fields in North Sea and now moving to Brazil

Competitive advantages

Quick-to-market – 18 months of upgrades for field specific requirements and life extension

Cost competitive – Petrojarl I FPSO of $250 million vs. a Newbuild

Lower execution risk and more flexible

Medium-size FPSOs more flexible with lower investment hurdle

Libra FPSO Project Update

- Libra field located in the Santos Basin offshore Brazil
  - Estimated 8-12 billion recoverable boe
- Twelve-year charter contract
  - First oil is expected to be achieved in early-2017
- \$1.0 billion project on budget and \$800 million long-term debt financing in place
- Agreed to provide 50/50 JV partner, Odebrecht Oil & Gas (OOG), a <u>put option</u> requiring TOO to buy up to 25% of the project equity at a discount in Apr-2016
- TOO also granted a <u>call option</u> to OOG to buy back the shares in Jan-2018 at a premium
- If put is exercised and call is not, TOO will seek to sell a partial interest in the project to restore ownership back to 50% level
- If both the put and call are exercised, TOO will realize a gain



EXPLORATION BLOCKS
OIL FIELDS
PRE-SALT REGION
Vitoria
Espirito Santo Basin
BRAZIL
Rio de Janeiro
Sao Paulo
Campos Basin
LIBRA
FRANCO
IARA
TUPI
Curitiba
Atlantic Ocean
GUARA
Santos Basin
0 100
KM
Florianopolis

PETROBRAS (40%) TOTAL (20%) (20%)

CNPC (10%) CNOOC Limited (10%)

15

Shuttle Tanker Market Remains Tight

TOO’s shuttle tanker fleet largely sold out for 2016

Global shuttle tanker utilization increasing

Combination of more lifting points and new fields coming on-stream faster than old fields rolling off

North Sea shuttle tanker fleet tightly balanced

No uncommitted newbuildings on order Only two key players in the shuttle tanker segment Leading market positions in all three shuttle tanker basins and strong operating platform supports higher fleet utilization

Flexibility to interchange assets between basins

CoA fleet flexibility a differentiator to win new business

TOO’S 2016

STRATEGIC FOCUS

Addressing remaining funding needs

Project management and execution

Finding efficiencies, including cost saving initiatives

Pivoting business development strategy to focus on extending existing contracts and future redeployment of existing assets onto new contracts

Appendix

DCF and DCF per Limited Partner Unit

Q4-15 vs. Q3-15

($'000's, except unit information)	Three Months Ended December 31, 2015 (unaudited)	Three Months Ended September 30, 2015 (unaudited)	Comments
Net revenues	312,535	285,888	• $10m increase from higher shuttle CoA days in Q4-15 and the scheduled drydocking of the *Nansen Spirit* shuttle tanker during Q3-15; • $8m increase from an annual production bonus on the *Voyageur Spirit* FPSO unit in Q4-15; • $7m increase from the unscheduled off-hire for the *Piranema Spirit* FPSO unit in Q3-15; • $3m increase from FPSO FEED study revenues in Q4-15; and • $2m increase from higher utilization in the towage fleet, partially offset by • $2m decrease from net early termination fees paid to Teekay Corp. relating to the contract terminations of three conventional tankers in Q4-15.
Vessel operating expenses	(108,920)	(95,172)	• $6m increase in FPSO operating expenses; • $4m increase in shuttle tanker operating expenses; and • $2m increase from FPSO FEED study costs in Q4-15.
Time charter hire expense	(15,112)	(18,893)	• $4m decrease due to the replacement of the Partnership's in-chartered shuttle tankers for the East Coast of Canada contract with one of its owned vessels in late Q3-15.
Estimated maintenance capital expenditures	(39,718)	(38,739)	
General and administrative expenses (1)	(16,550)	(15,324)	
Partnership's share of equity accounted joint venture's DCF net of estimated maintenance capital expenditures	2,754	4,434	• Decrease due to higher operating expenses within the *Cidade de Itajai* FPSO equity accounted joint venture.
Interest expense (1)	(49,928)	(51,284)	
Interest income	203	153	
Income tax recovery (expense) (1)	248	(369)	
Distributions relating to equity financing of newbuildings and conversion costs add-back	3,034	6,994	• Decrease due to the temporary reduction in the quarterly distribution in Q4-15 to finance the Partnership's growth projects.
Distributions relating to preferred units	(10,525)	(10,573)	
Other - net	(6,304)	(3,552)	
Distributable Cash Flow before Non-Controlling Interests	**71,717**	**63,563**	
Non-controlling interests' share of DCF	(4,718)	(4,721)	
Distributable Cash Flow (2)	**66,999**	**58,842**	
Amount attributable to the General Partner	(240)	(8,407)	• Decrease due to the temporary reduction in the quarterly distribution in Q4-15.
Limited Partners' Distributable Cash Flow	66,759	50,435	
Weighted-average number of common units outstanding	107,017	102,010	
Distributable Cash Flow per Limited Partner Unit	**0.62**	**0.49**	

1) See Adjusted Operating Results in the Appendix to this presentation for a reconciliation of this amount to the amount reported in the Summary Consolidated Statements of Income in the Q4-15 and Q3-15 Earnings Releases.
2) For a reconciliation of Distributable Cash Flow, a non-GAAP measure, to the most directly comparable GAAP figures, see Appendix B in the Q4-15 and Q3-15 Earnings Releases.

19

Q1 2016 Outlook – Teekay Offshore Partners

Distributable Cash Flow Q1 2016 Outlook Item (compared to Q4 2015)

$8m decrease due to the receipt of a termination notice from the charterer of the Petrojarl Varg FPSO; Net revenues $8m decrease from the annual production bonus on the Voyageur Spirit FPSO recorded in Q4-15; and

$3m decrease from FPSO FEED study revenues in Q4-15; partially offset by

$4m increase from the conventional fleet due to a one-time fee on termination of a charter contract

$7m decrease primarily due to the timing of maintenance on the FPSO units; Vessel operating expenses $6m decrease in shuttle tanker operating expenses; and

$2m decrease from FPSO FEED study costs in Q4-15 Time-charter hire expense Expected to be in line with Q4-15

Estimated maintenance capital expenditures • Expected to be in line with Q4-15

General and administrative expenses • Expected to be in line with Q4-15

Partnership’s share of equity accounted joint

$2m increase primarily due to lower operating expenses relating to the timing of maintenance and higher revenues venture’s DCF net of estimated maintenance due to an expected maintenance bonus within the Cidade de Itajai FPSO equity accounted joint venture in Q1-16 capital expenditures

Net interest expense • Expected to be in line with Q4-15

Distributions relating to equity financing of

Expected to be in line with Q4-15 newbuildings and conversion costs add-back

Distributions relating to preferred units • Expected to be in line with Q4-15

Non-controlling interest‘s share of DCF • Expected to be in line with Q4-15

Distributions relating to common and general

Expected to be in line with Q4-15 partner units

TOO Segment CFVO

Varg contract termination in 1H-2016; Petrojarl I delivery 2H-2016 ECC 2 shuttles; Gina Krog FSO

2015 2016 2017

Knarr FPSO 238 321 326 249 255 261

34 30 77

9 39 72

10 23 23

21 6 0 561 675 760

ALP newbuildings

27 28 69 588 703 829

(In USD Millions)

CFVO

FPSO Shuttle FSO Towage UMS #1

Conventionals Tankers CFVO (Consolidated)

Equity investment CFVO

FPSO Total CFVO

Key Assumptions:

Navion Saga FSO remains on contract until Q4-2016, after which it is laid up until 2018.

Varg FPSO termination exercised by Repsol. As a result, Varg does not earn CAPEX rate from February 1st. Unit redelivered on August 1, 2016 and in lay-up until the end of 2017.

HiLoad unit is laid-up until the end of 2017.

ALP vessels employed at current market rates.

No assumed asset sales other than:

Fuji Spirit: 1H-2016 (Committed) Kilimanjaro Spirit: 1H-2016 (Committed) Navion Torinita: 1H-2016 (Completed) Navion Europa: 2H-2016

New Project Delivery Assumptions:

ALP Newbuilds Throughout 2016 Petrojarl I FPSO Q3-2016 Gina Krog FSO Q2-2017 Libra FPSO (50%) Q2-2017 East Coast Canada two shuttle tankers Q4-2017

Libra FPSO

Libra FPSO Conversion (50% Joint Venture)

Libra field located in the Santos Basin offshore Brazil One of the largest oil fields in Brazil, with an estimated 8-12 billion recoverable boe Twelve-year charter contract to a consortium of international energy majors First oil is expected to be achieved in early-2017 Estimated annual CFVO of ~$55 million* Long-term debt facility of ~$400 million* secured

($ millions)* To Date 2016 2017 Total

CAPEX 126 369 7 502

Debt <110> <292>—<402>

Equity 16 77 7 100

Atlantic Ocean

PETROSBRAS (40%) Total (20%)

(20%)

CNPC (10%) CNOOC Limited (10%)

Petrojarl I FPSO Upgrade

Atlanta field located in the Santos Basin offshore Brazil

Estimated 260 million recoverable boe

Faster and more cost-effective solution compared to competitors offering newbuildings Extending the life of an existing FPSO, with opportunities for extension and/or redeployment after this contract Five-year charter contract First oil is expected to be achieved in Q3-2016 Estimated annual CFVO of ~$50 million Long-term debt facility of $180 million secured

($ millions) To Date 2016 Total

CAPEX 146 107 253

Debt <115> <65> <180>

Equity 31 42 73

Gina Krog FSO Conversion

Will service the Gina Krog oil and gas field located in the North Sea

Estimated 225 million recoverable boe

Three-year contract with 12 additional one-year extension options Expected to commence contract in Q2-17 Estimated annual CFVO of ~$60 million Long-term debt facility of $230 million secured

($ millions) To Date 2016 2017 Total

CAPEX 141 131 6 278 Debt <138> <92>—<230> Equity 3 39 6 48

East Coast Canada Shuttle Tankers

- TOO has taken over as operator and is now the sole supplier of shuttle tanker services for East Coast Canada (ECC)
  - As production volumes increase, TOO could be called on to provide additional services to ECC customers
  - TOO now has leading market positions in all three, DP shuttle tanker basins
- 15-year contracts (plus extension options)
- Ordered three Suezmax DP2 shuttle tanker newbuildings for delivery in late-2017 and 2018, plus an option for one additional newbuilding
- Estimated annual CFVO of ~$40 million
- Long-term debt facility of $250 - $275 million expected to be secured


Flemish Pass
White Rose
Hibernia
Hebron
Terra Nova

Chevron
Husky Energy
nalcor energy
MURPHY OIL CORPORATION
ExxonMobil
Statoil
SUNCOR ENERGY
Mosbacher Operating Ltd.

($ millions)	To Date	2016	2017	2018	Total
CAPEX	34	58	207	69	368

25

ALP Towage Newbuildings (4 Vessels)

State-of-the-art vessel design with more powerful engines and dynamic positioning capabilities Scheduled to deliver throughout 2016 Building a book of contracts Estimated annual CFVO of ~$35 million Long-term debt facility of $185 million secured

($ millions) To Date 2016 Total

CAPEX 92 141 233

Debt <41> <144> <185>

Equity 51 <3> 48

Adjusted Operating Results

Q4-15

UNAUDITED (in thousands of US Dollars)	As Reported	Appendix A items (1)	Reclass for Realized Gains/Losses on Derivatives (2)	TOO Adjusted Income Statement
	Three Months Ended December 31, 2015			
NET REVENUES				
Revenues	339,142	1,776	-	340,918
Voyage expenses	(26,607)	-	-	(26,607)
Net revenues	312,535	1,776	-	314,311
OPERATING EXPENSES				
Vessel operating expenses	(108,920)	848	(1,149)	(109,221)
Time-charter hire expense	(15,112)	-	-	(15,112)
Depreciation and amortization	(71,974)	1,497	-	(70,477)
General and administrative	(14,190)	-	(2,360)	(16,550)
Write-down on sale of vessel	(55,645)	55,645	-	-
Restructuring charge	(276)	276	-	-
Total operating expenses	(266,117)	58,266	(3,509)	(211,360)
Income from vessel operations	46,418	60,042	(3,509)	102,951
OTHER ITEMS				
Interest expense	(33,013)	1,413	(18,328)	(49,928)
Interest income	203	-	-	203
Realized and unrealized gains (losses) on derivative instruments	16,478	(35,348)	18,870	-
Equity income from joint ventures	913	865	-	1,778
Foreign exchange (loss) gain	(827)	(2,140)	2,967	-
Other income – net	825	-	-	825
Income tax recovery (expense)	15,703	(15,455)	-	248
Total other items	282	(50,665)	3,509	(46,874)
Net income from continuing operations	46,700	9,377	-	56,077
Less: Net income attributable to non-controlling interests	(2,829)	437	-	(2,392)
NET INCOME ATTRIBUTABLE TO THE PARTNERSHIP	**43,871**	**9,814**	**-**	**53,685**

1. See Appendix A to the Partnership's Q4-15 earnings release for description of Appendix A items.
2. Reallocating the realized gains/losses to their respective line as if hedge accounting had applied. Please refer to footnote (4) and (5) to the Summary Consolidated Statements of Income in the Q4-15 earnings release.

27

Adjusted Operating Results

Q3-15

	Three Months Ended September 30, 2015			
	As Reported	Appendix A items (1)	Reclass for Realized Gains/Losses on Derivatives (2)	TOO Adjusted Income Statement
NET REVENUES				
Revenues	314,054	-	-	314,054
Voyage expenses	(28,166)	-	-	(28,166)
Net revenues	285,888	-	-	285,888
OPERATING EXPENSES				
Vessel operating expenses	(95,172)	-	(1,715)	(96,887)
Time-charter hire expense	(18,893)	-	-	(18,893)
Depreciation and amortization	(72,827)	1,497	-	(71,330)
General and administrative	(27,321)	13,920	(1,923)	(15,324)
Write-down on sale of vessel	-	-	-	-
Restructuring charge	(157)	157	-	-
Total operating expenses	(214,370)	15,574	(3,638)	(202,434)
Income from vessel operations	71,518	15,574	(3,638)	83,454
OTHER ITEMS				
Interest expense	(33,645)	1,058	(18,697)	(51,284)
Interest income	153	-	-	153
Realized and unrealized (losses) gains on derivative instruments	(77,102)	57,607	19,495	-
Equity (loss) income from joint ventures	(7,052)	9,475	-	2,423
Foreign exchange (loss) gain	(10,257)	7,417	2,840	-
Other (loss) income – net	(373)	436	-	63
Income tax recovery (expense)	5,465	(5,834)	-	(369)
Total other items	(122,811)	70,159	3,638	(49,014)
Net (loss) income from continuing operations	(51,293)	85,733	-	34,440
Less: Net income attributable to non-controlling interests	(3,446)	1,058	-	(2,388)
NET (LOSS) INCOME ATTRIBUTABLE TO THE PARTNERSHIP	**(54,739)**	**86,791**	**-**	**32,052**

1. See Appendix A to the Partnership's Q3-15 earnings release for description of Appendix A items.
2. Reallocating the realized gains/losses to their respective line as if hedge accounting had applied. Please refer to footnote (3) and (4) to the Summary Consolidated Statements of Loss in the Q3-15 earnings release.

28

2015 and 2016 Drydock Schedule

March 31, 2015 (A) June 30, 2015 (A) September 30, 2015 (A) December 31, 2015 (A) Total 2015 Total 2016 (E)

Total Total Total Total

Vessels Vessels Vessels Vessels Vessels Total Offhire Vessels Total Offhire

Offhire Offhire Offhire Offhire

Drydocked Drydocked Drydocked Drydocked Drydocked Days Drydocked Days

Segment Days Days Days Days

Shuttle Tanker 1 32 1 11 1 33 1 33 4 109 6 153

1 32 1 11 1 33 1 33 4 109 6 153

Note: In the case that a vessel drydock straddles between quarters, the drydock has been allocated to the quarter in which the majority of drydock days occur.

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